The Real Brokerage Inc. Opens in Iowa

Des Moines Area Real Estate Broker Taylor Marvin Named Principal Broker

TORONTO AND NEW YORK -- October 4 /PRNewswire -- The Real Brokerage Inc. ("Real" or the "Company"), an international, technology-powered real estate brokerage, today announced  its launch of operations in Iowa. Real is now operating in 36 states, the District of Columbia and Canada.

As part of the expansion, the Coluzzi Real Estate team will be joining Real. The team has a unique model with 15 core team members, including agents and construction workers. The Coluzzi Real Estate team has completed hundreds of transactions since 2019.

Leading the expansion as Real's principal broker in Iowa from the Coluzzi team will be Taylor Marvin. After working internationally in London, Taylor moved back to the US and worked in Connecticut before moving back to Iowa in 2013. He earned his real estate license and joined one of Iowa's largest brokerages, Iowa Realty. During that time Taylor was a Member of Des Moines Area Association of Realtors, the Iowa Association of Realtors and the National Association of Realtors. Mr. Marvin was also a consistent "Multi-Million Dollar Producer" while at Iowa Realty. After four years with Iowa Realty, Mr. Marvin joined Coluzzi Real Estate.

"Coming from a small independent company, I am really looking forward to all the benefits that Real has to offer, from  technology that aids in completing transactions to great commission splits," said Iowa Principal Broker, Taylor Marvin. "Real will allow us to better serve our clients and also attract better agents and ultimately grow across the state."

Coluzzi Real Estate is led by third generation real estate investor Mitch Coluzzi. Mr. Coluzzi has been the principal broker at the company since 2014 after getting his real estate license at age 18 in 2008. In college, Mr. Coluzzi worked with local investors, acting both as an agent and on the construction side, helping to flip houses. Mr. Coluzzi's expertise is in private investing for real estate and construction.

"What attracted me to Real was the executive team," Coluzzi said. "I trust their heart; I trust their vision. I recognized that there is a better opportunity for the agents with Real and I wanted to be able to provide that for my team. I feel the tide shifting in the national arena for real estate, and Real allows individual agents to build their own brand as we are seeing a shift in the value of name brand recognition. This will build whole new opportunities for agents."

"Mitch, Taylor and the Coluzzi team are staples in their community and across Iowa," said Real co-founder and CEO Tamir Poleg. "It is an honor to have them join our team here at Real. We are really looking forward to working with them in a real estate market that is growing, and building even more relationships with agents and clients in Iowa."

About Real

Real (www.joinreal.com) is a technology-powered real estate brokerage operating in 36 U.S. states, the District of Columbia and Canada. Real is building the future, together with agents and their clients. Real creates financial opportunities for agents through better commission splits, best-in-class technology, revenue sharing and equity incentives.

Contact Information

For additional information, please contact:

The Real Brokerage Inc.

Caroline Glennon

ryan@therealbrokerage.com

1+201-564-4221

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, information relating to Real's expansion to Iowa, and the business and strategic plans of Real.

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